UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Plug Power Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(title of Class of Securities)

72919P202

(CUSIP Number)

Sylvain Tongas L’Air Liquide S.A. 75, Quai d’Orsay 75321 Paris France +33 1 40 62 53 36	Jeffrey E. Cohen Baker & McKenzie LLP 452 Fifth Avenue New York, NY 10018 (212) 626-4936

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

August 26, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 72919P202	13D	Page 2 of 6

1	NAME OF REPORTING PERSON Axane S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 N/A
14	TYPE OF REPORTING PERSON CO

CUSIP No. 72919P202	13D	Page 3 of 6

1	NAME OF REPORTING PERSON Air Liquide Investissements d’Avenir et de Démonstration
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,593,918
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 5,593,918
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,593,918
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.02%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 72919P202	13D	Page 4 of 6

1	NAME OF REPORTING PERSON L’Air Liquide S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,593,918
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 5,593,918
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,593,918
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.02%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 72919P202	13D	Page 5 of 6

The Statement on Schedule 13D filed August 4, 2014 (the “Statement”), filed by Axane S.A., a corporation existing under the laws of France (“Axane”), Air Liquide Investissements d’Avenir et de Demonstration, a corporation existing under the laws of France (“ALIAD”) and L’Air Liquide S.A., a corporation existing under the laws of France, relating to the common stock, $0.01 par value (the “Common Stock”), of Plug Power, Inc., a Delaware corporation (the “Issuer”), is hereby amended with respect to the items set forth below in this Amendment No. 1. Capitalized terms used herein without definition have the same meanings as those ascribed to them in the Statement.

Item 4.	Purpose of Transaction.

On August 26, 2015, the Issuer issued 1,613,289 shares of Common Stock to Axane as a “true up” adjustment pursuant to the Share Purchase Agreement described in Item 4 of the Statement as originally filed. On August 26, 2015, Axane sold 6,394,539 shares of Common Stock, consisting of 4,781,250 shares of Common Stock issued to Axane on July 31, 2015 pursuant to the Share Purchase Agreement plus the 1,613,289 “true up” shares, at a price $1.67 per share, after commissions, in a block sale through Citigroup Global Markets Inc. effected following the registration with the Securities and Exchange Commission of such shares for resale.

Item 5.	Interest in Securities of the Issuer.

As a result of the abovementioned sale, (i) Axane no longer holds any shares of Common Stock of the Issuer, and (ii) the other reporting persons beneficially own, in the aggregate, 3.02% of the Common Stock of the Issuer, which constitutes less than five percent of the total outstanding Common Stock of the Issuer.

Except as described in this Item 5 and in the Statement as originally filed, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of their respective directors or officers, has effected any transactions in the Issuer’s Common Stock in the 60 days preceding the filing of this Schedule 13D (Amendment No. 1).

CUSIP No. 72919P202	13D

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 28, 2015

AXANE S.A.

By:	/s/ Jean-François DUCHOLET
Name:	Jean-François DUCHOLET
Title:	Directeur Général

AIR LIQUIDE INVESTISSEMENTS D’AVENIR ET DE DÉMONSTRATION

By:	/s/ Pierre-Etienne FRANC
Name:	Pierre-Etienne FRANC
Title:	Directeur Général

L’AIR LIQUIDE S.A.

By:	/s/ Fabienne LECORVAISIER
Name:	Fabienne LECORVAISIER
Title:	Directeur Finance et Contrôle de gestion